DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

Christopher A. Butner
Assistant Secretary -
Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

Re: Chevron Corporation
Incoming letter dated December 29, 2005

Dear Mr. Butner:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Chevron by Susan Goldman, Amnesty International USA, the New York State Common Retirement Fund and the Brethren Benefit Trust, Inc. We also have received a letter on behalf of Susan Goldman and the Brethren Benefit Trust dated February 5, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

93410

cc: Mila Rosenthal
Director, Business and Human Rights Program
Amnesty International USA
5 Penn Plaza
New York, NY 10001-1810

Alan G. Hevesi
Comptroller
State of New York
110 State Street
Albany, NY 12236

Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Chevron

Christopher A. Butner
Assistant Secretary -
Corporate Governance
Legal

Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

December 29, 2005

By Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal

Dear Sir/Madam:

This submission is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Chevron Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requesting confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action if, in reliance upon Rule 14a-8, the Company excludes from its definitive proxy materials for the Company's 2006 Annual Meeting of Stockholders ("Proxy Materials") a shareholder proposal (the "Proposal") submitted by Trillium Asset Management ("Proponent") and, as co-filers, Amnesty International USA, the New York State Common Retirement Fund and Boston Common Asset Management LLC. A copy of the Proponent's submission to the Company dated November 17, 2005, together with the correspondence between the Company and the Proponent, are attached hereto as Attachment A.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal is excludable on the following grounds:

1) the "ordinary business operations" exclusion under Rule 14a-8(i)(7) because (i) the focus of the Proposal is on the financial, reputational and competitive risks to the Company; (ii) it seeks disclosure of financial information beyond what is required under the federal securities laws; and (iii) it implicates the Company's litigation strategy;
2) the "personal grievance/special interest" exclusion under Rule 14a-8(i)(4); and
3) the "substantially implemented" exclusion under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), six copies of this letter, including the attachments, are enclosed. One copy of this submission, including the attachments, has been sent to the Proponent and each co-filer for delivery simultaneously with the filing of this submission with the Commission.

I. The Proposal

The Proposal calls for the Company's board of directors to report, in connection with the Company's former operations in Ecuador, (i) the attorneys' fees, expert fees and lobbying and public relations/media fees paid by the Company from 1993 (the year litigation against the Company commenced in Ecuador) through 2005 and (ii) remediation expenditures. In its supporting statement, the Proponent opines that the Company's position in defending itself in Ecuador "damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs."

II. Background

The Company is currently a defendant in a lawsuit pending in Ecuador since May, 2003. The litigation arises from the activities of an oil exploration and production consortium that operated in Ecuador from 1964 to 1990. During the period of primary oil producing activity, PetroEcuador, the state-owned oil company of Ecuador, owned a 62.5 percent interest in the consortium, and Texaco Petroleum Company, an indirect wholly-owned subsidiary of the Company, owned the 37.5 percent minority interest. Texaco Petroleum's interest in the consortium ended in 1992, and PetroEcuador has been the sole operator of the oil field since that time.

Termination of the consortium was accomplished through a series of negotiated arrangements providing for environmental audits and remediation of properties impacted by the consortium's oil operations. Beginning in 1995, Texaco Petroleum conducted a $40 million remediation program that was completed in 1998. All remediation activities were inspected and certified by the Ecuadorian government, and on September 30, 1998, after reviewing and certifying each site, Ecuador's Minister of Energy and Mines, the President of PetroEcuador and the General Manager of Petroproduccion subsequently signed the "Final Release of Claims and Delivery of Equipment, " which finalized the Government of Ecuador's approval of Texaco Petroleum's environmental remediation work and stated that Texaco Petroleum fully complied with all obligations established in the remediation agreement signed in 1995. In addition, the Municipalities in the area of the drilling operations signed a negotiated settlement with Texaco Petroleum that released the Company from any future obligations or liabilities.

In 1993, lawyers representing a small number of Ecuadorian individuals filed a lawsuit in the United States against Texaco Inc., and, after four separate dismissals of this litigation by the United States courts on the grounds that the U.S. court system was not the proper venue, plaintiffs' attorneys filed the existing lawsuit against the Company in Ecuador in May, 2003. The suit is being prosecuted under a law enacted well after Texaco Petroleum ceased operations in the country.

In that same year, the Proponent filed a shareholder proposal relating to Ecuador for consideration at the Company's 2004 annual meeting of stockholders and has done so in each of the two succeeding years thereafter. For the first two years, submitted for the Company's 2004 and 2005 annual meetings, the Proponent filed a virtually identical proposal through which it sought a board report on new initiatives by the Company's management "to address the specific health and environmental concerns of villagers living near unremediated waste pits and other sources of oil-related contamination in the area where Texaco operated in Ecuador." (A copy of the 2004 and 2005 proposals are attached hereto as Attachment B.) This year, however, the Proponent's focus has shifted from being ostensibly related to the environment to being directly focused on the litigation itself and the resulting potential financial and reputational impact on the operations of the Company.

The Proponent is working in close alignment with the plaintiffs in the litigation. Amazon Watch, a group with which the Proponent has actively partnered in an aggressive public relations assault on the Company, affirmatively describes this shareholder initiative as a means of pressuring the Company with regard to the litigation. As examples of this activity, which is further described in Section IV below, included herewith is an e-mail message from Amazon Watch (attached hereto as Attachment C), a recent advertisement from the Amazon Watch Website (attached hereto as Attachment D) and a recent Amazon Watch press release quoting representatives from the Proponent and co-filers Amnesty International and the New York State Common Retirement Fund (attached hereto as Attachment E).

Because of the campaign being waged by the Proponent, Amazon Watch and others working in close association with the US-based trial lawyers pursuing this litigation, the Company has taken the extraordinary step of creating a website where any one can go to access virtually all publicly-available information regarding the litigation and the Company's defense.

III. The Proposal is Excludable as Ordinary Business Operations under Rule 14a-8(i)(7)

The Proposal is excludable under Rule 14a-8(i)(7) because the focus of the Proposal is on the financial, reputational and competitive risks and liabilities of the Company's business operations. Rule 14a-8(i)(7) allows the exclusion of a stockholder proposal if it relates to a company's "ordinary business" operations. The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release provides two central considerations underlying this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that" they are not proper subjects for stockholder proposals. Second, is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission has recognized, however, that, "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters.'" Staff Legal Bulletin No. 14C (June 28, 2005)(quoting the 1998 Release). The Staff has stated that, in determining whether the focus of a proposal is a significant public policy issue, the Staff "will consider both the proposal and the supporting statement as a whole." If the proposal and supporting statement as a whole "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," the Staff has stated that it is excludable under rule 14a-8(i)(7) "as relating to an evaluation of risk." Staff Legal Bulletin No. 14C (June 28, 2005). If, however, the focus is "on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, . . ." the proposal is not excludable. Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal and supporting statement, as a whole, plainly focus on the potential risks and liabilities of the Company's litigation position in Ecuador and not on a significant public policy issue. The Proposal's resolution requests two things with respect to the Company's current involvement in Ecuador: (1) financial expenditures for legal fees, expert fees and lobbying and public relations and (2) financial expenditures on environmental remediation. In its supporting statement, the Proponent opines that the Company's position in the Ecuador litigation "damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs." Clearly, the focus of the Proposal is on the financial, reputational and competitive risks and liabilities of the Company's legal position in Ecuador, or, more plainly stated, whether the Company is making the right business decision to defend itself in Ecuador. The proposal is not seeking a report or a policy on a significant public policy issue. Moreover, the focus of the Proposal and supporting statement is not, as the Staff phrased it in Staff Legal Bulletin No. 14C, on the Company "minimizing or eliminating operations that may adversely affect the environment or the public's health." The Company has not operated in Ecuador since 1992. Indeed, the Company's only present involvement in Ecuador is defending itself in litigation, and the decision of whether to assert a defense in litigation is undeniably within the sole province of the board of directors and management and not the stockholders. *See, e.g., CBS Inc.* (avail. Jan. 21, 1983).

In stark contrast to the Proponent's 2004 and 2005 proposals calling for a report on new management initiatives to address "the specific health and environmental concerns of communities" in Ecuador, this year, the Proposal focuses on the financial and operational impact to the Company from the Company's litigation position in Ecuador. The Proposal does not seek a report or information that raises a "significant social policy issue," but rather seeks litigation and remediation expenditures and, as a purported justification for the stockholders needing this information, states that the Company's position in that litigation risks the Company's reputation, ability to compete globally and risks significant financial cost. At its core, the Proposal deals with ordinary business operations and, therefore, should be excludable under Rule 14a-8(i)(7).

This conclusion fits squarely within the guidance provided by the Staff in Staff Legal Bulletin No. 14C, and is consistent with a long history of Staff no-action letters. *See The Dow Chemical Company* (Feb. 23, 2005); *Newmont Mining Corp.* (Feb. 4, 2004); *Xcel Energy Inc.* (Apr. 1,

2003); *Cinergy Corp.* (Feb. 5, 2003). For example, in *Dow Chemical Company* (Feb. 23, 2005), the proposal called for the board to publish a report detailing information in four categories, one of which was a listing of projected costs of remediation or liability with respect to certain identified environmental sites of the Company. The Staff agreed with Dow Chemical that the proposal was excludable under the ordinary business operations exclusion as an evaluation of risks and liabilities. Like the proposal in Dow Chemical, the Proposal at issue here is not focused on minimizing operations that affect the environment, but instead focuses on risks and liabilities to the Company and, accordingly, should be excluded under Rule 14a-8(i)(7).

In addition, the proposal is excludable under 14a-8(i)(7) because it seeks the disclosure of financial information beyond what is required under the federal securities laws. The Staff has consistently found that a proposal calling for financial disclosure beyond the required disclosure is excludable because it relates to ordinary business operations. See *WPS Resources Corp.* (available January 23, 1997); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has concurred with excluding proposals seeking disclosure outside of the company's periodic reports. See *Mead Corporation* (available January 31, 2001); *Arizona Public Service Company* (available February 22, 1985). For example, in *Arizona Public Service Company*, the Staff concurred with the company's exclusion of a proposal seeking a special report detailing expenditures for civic, political and related activities and outside professional and consulting services that had been previously reported to the Federal Energy Regulatory Commission. Like the proposal in *Arizona Public Service Company*, the Proposal seeks the disclosure of information beyond that required under applicable law, in this case, the federal securities laws. The Commission has carefully crafted the disclosure rules under the federal securities laws to ensure that investors receive sufficient information to evaluate and make informed investment decisions. The decision of whether to disclose information that falls below the carefully crafted disclosure thresholds is a decision that is properly left to a company's board of directors and management as a matter relating to the conduct of ordinary business operations. The Company thus believes that the Proposal is excludable on this basis as well.

In addition, the proposal is excludable under 14a-8(i)(7) because it implicates the Company's litigation strategy. The Staff has consistently found that a proposal that implicates a company's conduct of litigation or litigation strategy is properly excludable under the ordinary business operations exclusion. *See R.J. Reynolds Tobacco Holdings, Inc.* (available March 6, 2003); *Baxter International Inc.* (avail. Feb. 20, 1992); *Benihana National Corp.* (avail. Sept. 13, 1991); *CBS Inc.* (Jan. 21, 1983). For example, in *CBS Inc.*, the proposal requested that the company settle a libel suit. The Staff agreed with the company that a proposal dealing with the conduct of litigation brought against the company was excludable as ordinary business operations of the company. Here, the Proposal seeks costs expended in the course of defending against litigation and the supporting statement opines that the conduct of defending against the litigation is damaging to the Company and risks the Company's ability to compete globally and could lead to significant financial costs. The Proposal clearly deals with the Company's conduct of litigation and litigation strategy and, thus, is properly excludable under the ordinary business operations exclusion.

Moreover, it is important to point out that the Proposal is not the Proponent's first effort to influence the Company's litigation position in Ecuador. Indeed, the Proponent has actively engaged with the plaintiffs' lawyers in the Ecuador litigation to organize against the Company in an effort to pressure the Company. As an example of this, included herewith as Attachment C is an e-mail message from Amazon Watch with the following subject line: "Notes from Conference Call on ChevronTexaco in Ecuador and filing shareholder resolution . . . ." As stated in the e-mail message, participating in the conference call were the Proponent and the attorney for the plaintiffs in the Ecuador litigation—Steve Donziger, as well as Amnesty International USA, a co-filer on the Proposal, and nine other participants. The e-mail reads, in part:

> "Thank you to those of you who participated in the briefing and discussion on the ChevronTexaco Lawsuit for Pollution in the Ecuadorian Amazon with attorney Steven Doniziger, Human Rights Defender Bianca Jagger and Amazon Watch. Thank you for your participation and your feedback. We look forward to working together to hold ChevronTexaco accountable. (For those of you not able to participate, below are some points of discussion and next steps.) . . . Amazon Watch goals for filing resolution by the December 17th deadline: . . . to build internal pressure at ChevronTexaco. A[mazon] W[atch] is interested in filing a resolution specifically focusing on ChevronTexaco's toxic legacy in the Ecuadorian Amazon . . . Shelley Alpern, with Trillium Investments [the Proponent], expressed interest in filing the resolution."

In less than a month later, the Proponent filed its first proposal with the Company for the 2004 annual meeting.

As another example, the Amazon Watch Website recently contained an advertisement (attached hereto as Attachment D) for a 2005 Amazon Watch sponsored trip to Ecuador. The advertisement included quotes from the Proponent and from a representative of the Office of the New York State Comptroller, a co-filer of the Proposal, stating their experiences from attending a prior Amazon Watch sponsored trip to Ecuador. The representative from co-filer Office of the New York State Comptroller stated, "[i]t was very valuable in collecting information on the Ecuador situation with regard to the past Texaco operations and the current legal action pending there against ChevronTexaco for alleged environmental misconduct. Not only was I able to meet with community members involved in the law suit, but also the Judge on the case, Ecuadorian government officials and a U.S. Embassy representative." It is patently improper to use the shareholder proposal process to attempt to influence a company's position in litigation.

IV. The Proposal is excludable under the personal grievance/special interest exclusion under Rule 14a-8(i)(4)

The Company further believes that the Proposal is excludable under the personal grievance/special interest exclusion under Rule 14a-8(i)(4). Under this rule, a proposal is excludable if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated, "Rule 14a-8 is intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders. It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large. . . . Rule 14a-8(c)(4) [predecessor to Rule 14a-8(i)(4)] requires the Staff to make determinations essentially involving the motivation of the proponent in submitting the proposal . . . . [A] proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded . . . if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19135 (October 14, 1982).

As evidenced by the e-mail message in Attachment C, one of the "goals" for filing the proposal for the 2004 annual meeting, and logically for the proposal for the 2005 annual meeting and the Proposal at issue, was to exert pressure on the Company with respect to the Ecuador litigation. The e-mail message reads, "[t]hank you to those of you who participated in the briefing and discussion on the ChevronTexaco Lawsuit for Pollution in the Ecuadorian Amazon with attorney Steven Doniziger [Plaintiffs' counsel in the Ecuadorian litigation]. . . ." The e-mail continues, "A[mazon] W[atch] is interested in filing a resolution specifically focusing on ChevronTexaco's toxic legacy in the Ecuadorian Amazon . . . Shelley Alpern, with Trillium Investments [the Proponent], expressed interest in filing the resolution." The Proposal provides no benefit to the Company's stockholders. The Proposal calls for all non-confidential expenditures on attorneys' fees, expert fees, and lobbying and public relations fees from 1993 (the year the Ecuadorian litigation commenced) through 2005 and all remediation expenditures relating to Ecuador. The clear beneficiaries of this information are the plaintiffs and plaintiffs' counsel in the Ecuadorian litigation. Accordingly, the Proposal should be excludable under Rule 14a-8(i)(4).

V. The Proposal is Excludable as Substantially Implemented Under Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a proposal is excludable if the company has already substantially implemented the proposal. The Proposal calls for a list of two categories of information. The first, the Company's remediation expenditures in Ecuador, has been publicly disclosed, among other places, on the Texaco Website, Texaco.com. A copy of the Web page disclosing this information is attached hereto as Attachment F. The second category of information sought through the Proposal is financial expenditures for legal fees, expert fees and lobbying and public relations from 1993 through 2005, excluding confidential information. The Company began defending itself in litigation involving its operations in Ecuador in 1993 and is currently a defendant in litigation in Ecuador. Without question, the Company considers all expenditures related to that litigation to be confidential for obvious reasons—disclosure of this information would compromise the Company's position in that litigation. Thus, under the terms of the Proposal, there are no expenditures called for by the second category that are not non-confidential. Based on the foregoing, the Proposal should be excluded under the "substantially implemented" exclusion of Rule 14a-8(i)(10).

VI. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

If the Commission has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (925) 842-2796. Please note my facsimile number is (925) 842-2846. The facsimile numbers for the Proponent and each co-filer are listed below.

Very truly yours,

Christopher A. Butner
Assistant Secretary, Corporate Governance Legal

Enclosures
cc (w/enclosures) by overnight delivery:
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
Attn: Shelley Alpern
Facsimile No.: (617) 482-6179

Amnesty International USA
5 Penn Plaza
New York, NY 10001-1810
Attn. Mila Rosenthal
Facsimile No.: (212) 627-1451

New York State Common Retirement Fund
Office of the Comptroller, State of New York
110 State Street
Albany, NY 12236
Attn: Alan G. Hevesi, Comptroller
Facsimile No.: (518) 473-3004

Boston Common Asset Management LLC
84 State Street, Suite 1000
Boston, MA 02109
Attn: Steven Heim
Facsimile No.: (617) 720-5665

ATTACHMENT A

Trillium
ASSET MANAGEMENT

To:	Mrs. Lydia Beebe Corporate Secretary Chevron Corp.	**From:**	Shelley Alpern Dir., Social Research & Advocacy
Tel:	925-842-2735	**Tel:**	617 292 8026 x247
Fax:	925-842-6047	**Fax:**	617 482 6179
Re:	Shareholder resolution	**Date:**	11/17/2005
# of Pages:	4 pages attached		

Please confirm receipt at the above number, or at salpern@trilliuminvest.com .

Thank you.

Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World

November 17, 2005

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Via Fax & Overnight Mail

Dear Ms. Beebe,

In the last several years, Chevron's CSR team has been responsive to Trillium's questions about issues surrounding the environmental lawsuit in Ecuador. We appreciate the company's responsiveness and continued engagement with us and other concerned shareholders on this matter and others. Since we continue to have many misgivings about the company's handling of Texaco's legacy in Ecuador, however, it is our intention to present the enclosed resolution at the 2006 annual stockholder meeting.

We submit the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Trillium Asset Management Corporation is filing on behalf of Susan Goldman, the beneficial owner of 6,000 shares of Chevron common stock. Ms. Goldman will send under separate cover a letter authorizing Trillium to file on her behalf, and stating her intention to hold the requisite number of shares for proxy resolutions through the date of the 2006 stockholders meeting. We will also forward under separate cover a letter from Ms. Goldman's custodian verifying her stock holding. We will be joined in this filing by several co-sponsors.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy

Cc: Julie Gresham, Office of the Comptroller, New York State
Amy O'Meara, Amnesty International USA
Robert Rosoff, Amnesty International USA
Allison Beezer, Registered Investment Advisor
Marie Gaillac, Justice Organizers, Leadership & Treasurers (JOLT)
Toni Symonds, Office of the California State Controller Steve Westly

(cont'd)

Sr. Judith Cannon, RSM, Leadership Conference of Women Religious
Sr. Marion Irvine, Dominican Sisters of San Rafael, CA (Congregation of the Most Holy Name)
Leslie Lowe, Interfaith Center for Corporate Responsibility
Frank Rauscher, Aquinas Funds
John Gallagher, Catholic Healthcare Partners
Vicki Cummings, Sisters of Mercy Regional Community of Burlingame

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

WHEREAS:

Between 1972 and 1992, a Texaco-Petroecuador joint venture extracted over 1.4 billion barrels of oil from the Ecuadorian Amazon. As operator, Texaco designed, built and managed all exploration, extraction and transportation facilities.

During this time, the trans-Ecuadorian pipeline spilled an estimated 19 million gallons of oil, near twice as great as the *Exxon Valdez*. Texaco disposed of an estimated 18.5 billion gallons of toxic wastewaters into open, unlined pits, waterways and wetlands although it was standard practice in the U.S. to re-inject such waters into the ground.

In 1998, Texaco completed a cleanup of 156 of the 627 unlined toxic waste pits pursuant to an agreement with the Ecuadorian government. Groundwater contamination, however, was not remediated.

The adequacy of the cleanup is being challenged in a third-party, class-action lawsuit in Ecuador representing 30,000 plaintiffs seeking billions of dollars of additional remediation.

Evidence gathered by both sides is showing total hydrocarbon soil contamination that greatly exceeds thresholds set by both Ecuador and the U.S. Some of these substances are carcinogenic or known to cause other serious health effects.

Independent studies of the contamination's health impacts on neighboring communities have found:

- Exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers;
- Eight types of cancer in San Carlos, a community near former Texaco wells, far exceeding historical incidence rates;
- Children under 15 are three times more likely to contract leukemia in the area where Texaco operated than in other Amazonian provinces.

The controversy surrounding the trial is receiving growing attention in the U.S. and abroad. (See "Rainforest Jekyll and Hyde?" by Bob Herbert in *New York Times*, 10/20/05 and International Herald Tribune, 10/21/05; "Scientists Denounce Texaco's Academic Consultants in Ecuadorean Oil Dispute," *Chronicle of Higher Education*, 4/15/05; "The Hunt for Black Gold Leaves a Stain in Ecuador; As ChevronTexaco Faces a Major Lawsuit, Evidence Portrays a Company and a Nation that For Years Showed Little Concern for the Environment," *LA Times*, 11/30/03. "Chevron Would Face $5 Billion Tab For Amazon Cleanup, Expert Says," *Wall Street Journal*, 10/30/03.

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

RESOLVED

Shareholders request that the Board of Directors report by 10/01/06, at reasonable cost and excluding confidential information, the company's (a) annual expenditures by category for each year from 1993 to 2005, for attorneys' fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador and (b) expenditures on the remediation of the Ecuador sites.

SUPPORTING STATEMENT

In numerous press releases, Chevron has categorically denied that the contamination that remains from Texaco's drilling poses any risk to human health or the environment. In the shareholders opinion, Chevron is addressing these issues as a public relations problem rather than a serious health and environmental problem. We believe this damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs.

November 17, 2005

Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: (617) 482-6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Chevron Texaco

I am the beneficial owner of 6,000 shares of Chevron Texaco common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2006.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Susan Goldman
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 21, 2005

TO WHOM IT MAY CONCERN:

Re: Susan Goldman /Account # 3111-1710

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 6000 shares of common stock in Chevron Corp. These shares have been held continuously for at least one year prior to November 21, 2005.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

November 17, 2005

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Via fax and overnight mail

Dear Ms. Beebe:

Amnesty International USA currently holds 76 shares of Chevron Corporation, valued at over $2,000 and owned for over one year. It is our intent to continue holding stock of more than $2,000 in market value through the 2006 annual meeting of Chevron Corporation. We will provide verification of our ownership position upon request.

Amnesty International is a Nobel Prize-winning grassroots activist organization with over 1.8 million members worldwide and with more than 40 years of experience working on human rights issues. Amnesty International USA (AIUSA) is the U.S. Section of Amnesty International. The **Universal Declaration of Human Rights** calls upon every organ of society, which includes companies and business operations in general, to protect and promote human rights, including the rights to health, food and water, and to "life, liberty and security of person." According to the **UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights**, companies, within their spheres of activity and influence, have responsibilities in connection with the interests, health, safety, and human rights of the communities in which they operate. As a stockholder, we are troubled by the appearance that Chevron has failed to adequately address the *ongoing* health and environmental concerns of the communities affected by Texaco's twenty years of operations in Ecuador between 1972 and 1992.

Therefore, I hereby notify you that AIUSA is co-filing the enclosed shareholder resolution in concert with other investors led by Trillium Asset Management. The resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement under Rule 14-a8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that AIUSA is a cosponsor of this resolution. We will be represented in person or by proxy at the annual meeting as required by the SEC Rules. In the meantime we will like to point to Trillium Asset Management Corp's Assistant Vice President, Shelley Alpern, as our acting liaison with Chevron Corporation's management, and we would appreciate being copied in any related correspondence.

Sincerely,

Mila Rosenthal

Mila Rosenthal
Director, Business and Human Rights Program
Amnesty International USA

Encl: Resolution Text

WHEREAS:

Between 1972 and 1992, a Texaco-Petroecuador joint venture extracted over 1.4 billion barrels of oil from the Ecuadorian Amazon. As operator, Texaco designed, built and managed all exploration, extraction and transportation facilities.

During this time, the trans-Ecuadorian pipeline spilled an estimated 19 million gallons of oil, near twice as great as the *Exxon Valdez*. Texaco disposed of an estimated 18.5 billion gallons of toxic wastewaters into open, unlined pits, waterways and wetlands although it was standard practice in the U.S. to re-inject such waters into the ground.

In 1998, Texaco completed a cleanup of 156 of the 627 unlined toxic waste pits pursuant to an agreement with the Ecuadorian government. Groundwater contamination, however, was not remediated.

The adequacy of the cleanup is being challenged in a third-party, class-action lawsuit in Ecuador representing 30,000 plaintiffs seeking billions of dollars of additional remediation.

Evidence gathered by both sides is showing total hydrocarbon soil contamination that greatly exceeds thresholds set by both Ecuador and the U.S. Some of these substances are carcinogenic or known to cause other serious health effects.

Independent studies of the contamination's health impacts on neighboring communities have found:

- Exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers;
- Eight types of cancer in San Carlos, a community near former Texaco wells, far exceeding historical incidence rates;
- Children under 15 are three times more likely to contract leukemia in the area where Texaco operated than in other Amazonian provinces.

The controversy surrounding the trial is receiving growing attention in the U.S. and abroad. (See "Rainforest Jekyll and Hyde?" by Bob Herbert in *New York Times*, 10/20/05 and International Herald Tribune, 10/21/05; "Scientists Denounce Texaco's Academic Consultants in Ecuadorean Oil Dispute," *Chronicle of Higher Education*, 4/15/05; "The Hunt for Black Gold Leaves a Stain in Ecuador; As ChevronTexaco Faces a Major Lawsuit, Evidence Portrays a Company and a Nation that For Years Showed Little Concern for the Environment," *LA Times*, 11/30/03. "Chevron Would Face $5 Billion Tab For Amazon Cleanup, Expert Says," *Wall Street Journal*, 10/30/03.)

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

RESOLVED

Shareholders request that the Board of Directors report by 10/01/06, at reasonable cost and excluding confidential information, the company's (a) annual expenditures by category for each year from 1993 to 2005, for attorneys' fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador and (b) expenditures on the remediation of the Ecuador sites.

SUPPORTING STATEMENT

In numerous press releases, Chevron has categorically denied that the contamination that remains from Texaco's drilling poses any risk to human health or the environment. In the shareholders opinion, Chevron is addressing these issues as a public relations problem rather than a serious health and environmental problem. We believe this damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs.

Chevron

Corporate Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583
Fax 925 842 2846
Corpgov@chevron.com

November 29, 2005

Via overnight delivery

Amnesty International USA
Ms. Mila Rosenthal
5 Penn Plaza
New York, NY 10001-1810

Dear Mila Rosenthal:

We have received your correspondence on behalf of Amnesty International USA dated November 17, 2005, submitting a stockholder proposal for inclusion in the company's Proxy Statement for the 2006 annual meeting of stockholders regarding the company's operations in Ecuador.

Pursuant to SEC Rule 14a-8(b)(2), please state that Amnesty International USA, as of November 17 (the date of your letter), is the owner of at least $2,000 in market value of Chevron common stock. In addition, we request, as described under SEC Rule 14a-8(b)(2), that you provide proof of such ownership in Chevron common stock by a written statement from the "record" holder (usually a broker or bank), verifying that, as of November 18 (the date of submission of the proposal) and continuously for at least one year prior thereto, Amnesty International USA has been the owner of Chevron common stock of at least $2,000 in market value (or stating the number of shares).

The requested document may be sent via U.S. postal service, overnight delivery, e-mail or facsimile to the address above. Pursuant to SEC Rule 14a-8(f), we must receive the information no later than 14 days from the date you receive this letter. Enclosed is a copy of SEC Rule 14a-8 for your convenience.

Sincerely,

Chevron Corporation

By: ______________________
Christopher A. Butner

Enclosure

FAX

To: Christopher A. Butner
Chevron Corporation

Date: December 9, 2005

From: Amy O'Meara
Amnesty International USA
212-633-4288
aomeara@aiusa.org

Dear Mr. Butner,

Thank you for your letter dated November 29, 2005, received November 30, acknowledging receipt of our shareholder resolution, and requesting proof that we have owned at least $2000 in market value of Chevron shares, held continuously for at least one year. I am enclosing a letter from Merrill Lynch, the record holder of our account.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

Amy O'Meara
Amnesty International USA
On behalf of Mila Rosenthal

AMNESTY INTERNATIONAL USA T. 212.807.8400 F. 212.627.1451 5 PENN PLAZA NEW YORK NY 10001-1810 www.amnestyusa.org

12/09/05 12:15 FAX 212 989 5458 AMNESTY INTERNATIONAL 001

Global Private Client Group

Rockland Corporate Center
Suite 223
2 Crosfield Avenue
West Nyack, New York 10994

Merrill Lynch

December 8, 2005

Amnesty International USA
322 8th Ave #10
New York, NY 10001 – 6781

Re: Account 804-04251 76 shares of Chevron

Dear Amnesty International USA

In this account you purchased 76 shares of Chevron form 1999 to 2004. You held the 76 shares for over 1 year and a half. As of 12/5/2005 the 76 shares were worth $4,558.

Very truly yours,

Gerald H. Inman Sr.
Wealth Management Advisor
Assistant Vice President

Fax Cover Sheet

To: Chris Butner	From: Amy O'Meara
Of: CVX	Date: 12-14-05
Fax:	Fax: 212.627.1451
Phone:	Phone:
Re: Prof of ownership	Pages: 2

Hi Chris,

Per our conversation.

Thanks again.

-Amy

AMNESTY INTERNATIONAL USA T. 212.807.8400 F. 212.627.1451 5 PENN PLAZA NEW YORK NY 10001-1810 www.amnestyusa.org

Global Private Client Group

Rockland Corporate Center
Suite 223
2 Crosfield Avenue
West Nyack, New York 10994

Merrill Lynch

December 8, 2005

Amnesty International USA
322 8th Ave #10
New York, NY 10001 – 6781

Re: Account 804-04251 76 shares of Chevron

Dear Amnesty International USA

As of November 18, 2005 you owned at lease 2000 dollars market value of Chevron common stock held continuously for at least one year prior and Merrill Lynch is the record holder.

Very truly yours,

Gerald H. Inman Sr.
Wealth Management Advisor
Assistant Vice President

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all transactions.

STATE OF NEW YORK
ALAN G. HEVESI
COMPTROLLER

November 17, 2005

Ms. Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583

Dear Ms. Beebe:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets totaling approximately $126 billion, including the beneficial ownership of 10,202,259 shares in Chevron Corporation.

I understand that a resolution requesting that the Board of Directors prepare a report on expenditures in relation to the company's potential liabilities stemming from ongoing health and pollution issues in Ecuador has been submitted by Trillium Asset Management for consideration at the company's 2006 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

I believe that Chevron must consider the negative impact that the management of the issues in Ecuador has had upon the company's reputation in the international extractives industry. Furthermore, I believe that for as long as these environmental and health complaints and the accompanying litigation (*Aguinda v. Texaco, Inc.)* persist, the company is not only at risk of incurring monetary liability, but is also at risk of losing valuable opportunities in this competitive industry to explore other areas of the world since host governments may be hesitant to let the company operate in their countries.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward you evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2006 annual meeting.

Sincerely,

Alan G. Hevesi

Alan G. Hevesi

110 STATE STREET ✣✣ ALBANY, NEW YORK 12236 ✣✣ Tel: 518-474-4040 ✣✣ Fax: [illegible]

Attached

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

WHEREAS:

Between 1972 and 1992, a Texaco-Petroecuador joint venture extracted over 1.4 billion barrels of oil from the Ecuadorian Amazon. As operator, Texaco designed, built and managed all exploration, extraction and transportation facilities.

During this time, the trans-Ecuadorian pipeline spilled an estimated 19 million gallons of oil, near twice as great as the *Exxon Valdez*. Texaco disposed of an estimated 18.5 billion gallons of toxic wastewaters into open, unlined pits, waterways and wetlands although it was standard practice in the U.S. to re-inject such waters into the ground.

In 1998, Texaco completed a cleanup of 156 of the 627 unlined toxic waste pits pursuant to an agreement with the Ecuadorian government. Groundwater contamination, however, was not remediated.

The adequacy of the cleanup is being challenged in a third-party, class-action lawsuit in Ecuador representing 30,000 plaintiffs seeking billions of dollars of additional remediation.

Evidence gathered by both sides is showing total hydrocarbon soil contamination that greatly exceeds thresholds set by both Ecuador and the U.S. Some of these substances are carcinogenic or known to cause other serious health effects.

Independent studies of the contamination's health impacts on neighboring communities have found:

- Exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers;

- Eight types of cancer in San Carlos, a community near former Texaco wells, far exceeding historical incidence rates;

- Children under 15 are three times more likely to contract leukemia in the area where Texaco operated than in other Amazonian provinces.

The controversy surrounding the trial is receiving growing attention in the U.S. and abroad. (See "Rainforest Jekyll and Hyde?" by Bob Herbert in *New York Times*, 10/20/05 and International Herald Tribune, 10/21/05; "Scientists Denounce Texaco's Academic Consultants in Ecuadorean Oil Dispute," *Chronicle of Higher Education*, 4/15/05; "The Hunt for Black Gold Leaves a Stain in Ecuador; As ChevronTexaco Faces a Major Lawsuit, Evidence Portrays a Company and a Nation that For Years Showed Little Concern for the Environment," *LA Times*, 11/30/03. "Chevron Would Face $5 Billion Tab For Amazon Cleanup, Expert Says," *Wall Street Journal*, 10/30/03.

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

RESOLVED

Shareholders request that the Board of Directors report by 10/01/06, at reasonable cost and excluding confidential information, the company's (a) annual expenditures by category for each year from 1993 to 2005, for attorneys' fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador and (b) expenditures on the remediation of the Ecuador sites.

SUPPORTING STATEMENT

In numerous press releases, Chevron has categorically denied that the contamination that remains from Texaco's drilling poses any risk to human health or the environment. In the shareholders opinion, Chevron is addressing these issues as a public relations problem rather than a serious health and environmental problem. We believe this damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs.

JPMorgan

INVESTOR SERVICES

JP Morgan Investor Services

3 MetroTech Center, 5th Floor
Brooklyn, New York 11245

Daniel Murphy
Assistant Vice President
Tel 718-242-1873
Fax 718-242-8894

November 22, 2005

LIB

NOV 2 3 2005

Ms. Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Rd
San Ramon CA 94583

Dear Ms. Beebe,

This letter is in response to a request by Mr. Alan G. Hevesi, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Chevron Corporation, continuously for at least one year as of November 18, 2005.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 10,201,958 shares of common stock as of November 18, 005, and the value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me at (718) 242-3449.

Regards,

Daniel Murphy

Daniel Murphy

cc: Elaine Reilly- NYSCRF

RESEND

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO: Lydia Beebe Corporate Secretary	FROM: Steven Heim
COMPANY: Chevron Corporation	DATE: NOVEMBER 18, 2005
FAX NUMBER: 925-842-6047	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder proposal filed on behalf of the Brethren Benefit Trust	YOUR REFERENCE NUMBER:

☒ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Ms. Beebe,

Please confirm receipt of this fax by sending me an email to sheim@bostoncommonasset.com or by calling me at (802) 223-4627.

Thank you,

--Steven Heim

BOSTON COMMON
ASSET MANAGEMENT, LLC

November 18, 2005

Ms. Lydia Beebe
Corporate Secretary
Chevron Corp.
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Sent via fax to 925-842-6047 and via overnight mail

Dear Ms. Beebe:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 12,900 shares of Chevron Corp. (Chevron) common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We believe that major companies like Chevron need to demonstrate respect for the environment and local communities affected by their operations in order to protect their reputations and shareholder value. In March 2005 I had the opportunity to travel to Ecuador as part of a fact-finding delegation for investors in Chevron. We visited former well sites and waste pits from Texaco's operations in northern Ecuador, including a remediated site. We also witnessed a judicial inspection that is part of the court case in Ecuador that Chevron is the defendant. Our delegation also met with several members of Chevron's legal defense team and staff the day before this inspection. We are concerned about how Chevron is handling its legacy in Ecuador and the long-term impact on the company's reputation.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided shortly under separate cover. BBT is co-sponsoring this resolution with the primary filer, Trillium Asset Management. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. I can be reached by phone at (802) 223-4627, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com, if you have any questions. My address is Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109.

Sincerely,
Steven Heim
Steven Heim
Director of Social Research

Encl. Resolution Text
cc: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.
Shelley Alpern, Trillium Asset Management
Leslie Lowe, Interfaith Center on Corporate Responsibility

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

WHEREAS:

Between 1972 and 1992, a Texaco-Petroecuador joint venture extracted over 1.4 billion barrels of oil from the Ecuadorian Amazon. As operator, Texaco designed, built and managed all exploration, extraction and transportation facilities.

During this time, the trans-Ecuadorian pipeline spilled an estimated 19 million gallons of oil, near twice as great as the *Exxon Valdez*. Texaco disposed of an estimated 18.5 billion gallons of toxic wastewaters into open, unlined pits, waterways and wetlands although it was standard practice in the U.S. to re-inject such waters into the ground.

In 1998, Texaco completed a cleanup of 156 of the 627 unlined toxic waste pits pursuant to an agreement with the Ecuadorian government. Groundwater contamination, however, was not remediated.

The adequacy of the cleanup is being challenged in a third-party, class-action lawsuit in Ecuador representing 30,000 plaintiffs seeking billions of dollars of additional remediation.

Evidence gathered by both sides is showing total hydrocarbon soil contamination that greatly exceeds thresholds set by both Ecuador and the U.S. Some of these substances are carcinogenic or known to cause other serious health effects.

Independent studies of the contamination's health impacts on neighboring communities have found:

- Exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers;
- Eight types of cancer in San Carlos, a community near former Texaco wells, far exceeding historical incidence rates;
- Children under 15 are three times more likely to contract leukemia in the area where Texaco operated than in other Amazonian provinces.

The controversy surrounding the trial is receiving growing attention in the U.S. and abroad. (See "Rainforest Jekyll and Hyde?" by Bob Herbert in *New York Times*, 10/20/05 and International Herald Tribune, 10/21/05; "Scientists Denounce Texaco's Academic Consultants in Ecuadorean Oil Dispute," *Chronicle of Higher Education*, 4/15/05; "The Hunt for Black Gold Leaves a Stain in Ecuador; As ChevronTexaco Faces a Major Lawsuit, Evidence Portrays a Company and a Nation that For Years Showed Little Concern for the Environment," *LA Times*, 11/30/03. "Chevron Would Face $5 Billion Tab For Amazon Cleanup, Expert Says," *Wall Street Journal*, 10/30/03.

SHAREHOLDER RESOLUTION
Submitted by Trillium Asset Management

RESOLVED

Shareholders request that the Board of Directors report by 10/01/06, at reasonable cost and excluding confidential information, the company's (a) annual expenditures by category for each year from 1993 to 2005, for attorneys' fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador and (b) expenditures on the remediation of the Ecuador sites.

SUPPORTING STATEMENT

In numerous press releases, Chevron has categorically denied that the contamination that remains from Texaco's drilling poses any risk to human health or the environment. In the shareholders opinion, Chevron is addressing these issues as a public relations problem rather than a serious health and environmental problem. We believe this damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs.

BOSTON COMMON
ASSET MANAGEMENT, LLC

November 21, 2005

Mr. Dave O'Reilly
CEO
ChevronTexaco
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

RE: Proof of Ownership Letter

Dear Mr. O'Reilly:

Please find enclosed the Proof of Ownership letter for shares of ChevronTexaco to accompany the resolution that Boston Common Asset Management filed on November 18, 2005.

Sincerely,

Lauren Compere

LaSalle Bank
ABN AMRO

November 18, 2005

Mr. Dave O'Reilly
CEO
ChevronTexaco
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

RE: Shareholder proposal by Brethren Benefit Trust Inc.

Dear Mr. O'Reilly:

LaSalle Bank is the custodian and record holder for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 12,981 shares of ChevronTexaco common stock. 8,877 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 4,104 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of ChevronTexaco and such beneficial ownership has existed for one or more years, as of November 18, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Michael Maratea

Michael Maratea
First Vice President

Chevron

Corporate Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583
Fax 925 842 2846
Corpgov@chevron.com

December 2, 2005

Via email and overnight delivery

Boston Common Asset Management, LLC
Mr. Steven Heim
84 State Street, Suite 1000
Boston, MA 02109
sheim@bostoncommonasset.com

Dear Steven Heim:

On November 18, we received your correspondence on behalf of Brethren Benefit Trust, Inc. ("BBT") dated November 18, 2005, submitting a stockholder proposal for inclusion in the company's Proxy Statement for the 2006 annual meeting of stockholders regarding the company's operations in Ecuador.

Under SEC Rule 14a-8, only a stockholder is eligible to submit a stockholder proposal. Accordingly, we request that you provide a letter from the BBT authorizing Boston Common Asset Management, LLC to represent BBT in this matter and, pursuant to SEC Rule 14a-8(b)(1), a written statement that the BBT, as of November 18 (the date of your letter), is the owner of at least $2,000 in market value of Chevron common stock and that BBT intends to continue to hold the securities through the date of the meeting of stockholders.

The requested document may be sent via U.S. postal service, overnight delivery, e-mail or facsimile to the address above. Pursuant to SEC Rule 14a-8(f), we must receive the information no later than 14 days from the date you receive this letter. Enclosed is a copy of SEC Rule 14a-8 for your convenience.

Sincerely,

Chevron Corporation

By: ______________________
Christopher A. Butner

Enclosure

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO: Christopher Butner	FROM: Steven Heim
COMPANY: Chevron	DATE: 12-07-05
FAX NUMBER: 925-842-2846	TOTAL NO. OF PAGES INCLUDING COVER: 3
PHONE NUMBER: 925-842-6047	SENDER'S REFERENCE NUMBER:
RE: Proof of Ownership Letter	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Butner,

Attached please find the Proof of Ownership letter for ChevronTexaco and the letter from your office to which we are responding.

Please let us know if you have any questions.

Thank you,

Emmanuel Sabiiti

FOR: Steven Heim

LaSalle Bank
ABN AMRO

LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

November 18, 2005

Mr. Dave O'Reilly
CEO
ChevronTexaco
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

RE: Shareholder proposal by Brethren Benefit Trust Inc.

Dear Mr. O'Reilly:

LaSalle Bank is the custodian and record holder for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 12,981 shares of ChevronTexaco common stock. 8,877 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 4,104 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of ChevronTexaco and such beneficial ownership has existed for one or more years, as of November 18, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

michael maratea

Michael Maratea
First Vice President

Chevron

Corporate Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583
Fax 925 842 2846
Corpgov@chevron.com

December 2, 2005

Via email and overnight delivery

Boston Common Asset Management, LLC
Mr. Steven Heim
84 State Street, Suite 1000
Boston, MA 02109
sheim@bostoncommonasset.com

Dear Steven Heim:

On November 18, we received your correspondence on behalf of Brethren Benefit Trust, Inc. ("BBT") dated November 18, 2005, submitting a stockholder proposal for inclusion in the company's Proxy Statement for the 2006 annual meeting of stockholders regarding the company's operations in Ecuador.

Under SEC Rule 14a-8, only a stockholder is eligible to submit a stockholder proposal. Accordingly, we request that you provide a letter from the BBT authorizing Boston Common Asset Management, LLC to represent BBT in this matter and, pursuant to SEC Rule 14a-8(b)(1), a written statement that the BBT, as of November 18 (the date of your letter), is the owner of at least $2,000 in market value of Chevron common stock and that BBT intends to continue to hold the securities through the date of the meeting of stockholders.

The requested document may be sent via U.S. postal service, overnight delivery, e-mail or facsimile to the address above. Pursuant to SEC Rule 14a-8(f), we must receive the information no later than 14 days from the date you receive this letter. Enclosed is a copy of SEC Rule 14a-8 for your convenience.

Sincerely,

Chevron Corporation

By: ______________________
Christopher A. Butner

Enclosure

CHURCH OF THE BRETHREN
BENEFIT TRUST INC.

December 12, 2005

Christopher Butner
Assistant Corporate Secretary
Chevron Corp.
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Boston Common Asset Management Shareholder Resolution Filed on Behalf of the Brethren Benefit Trust

Dear Mr. Butner:

Per your letter of December 2, 2005, I am writing to confirm that Boston Common Asset Management, as the investment manager for the Brethren Benefit Trust, Inc. ("BBT"), is authorized to act on behalf of BBT in filing a resolution on Chevron's Ecuador operations with Chevron Corp.

Please direct all inquiries to either Steven Heim or Dawn Wolfe at Boston Common Asset Management. They can be reached at 617-720-5557.

Sincerely,

William F. Thomas

Will Thomas
Director of Foundation Operations

cc: Steven Heim, Director of Social Research, Boston Common Asset Management

ATTACHMENT B

Table of Contents

ChevronTexaco

Notice of the 2004 Annual Meeting and the 2004 Proxy Statement

STOCKHOLDER PROPOSAL TO REPORT ON ECUADOR

(Item 8 on the proxy form)

WHEREAS:

Through its "TexPet" subsidiary, Texaco extracted over 1.5 billion barrels of oil from the Ecuadorian Amazon between 1971 and 1992 Texaco was acquired by ChevronTexaco in 2001.

An estimated that 16.8 million barrels of oil were spilled from the pipeline during this time, contaminating land and water. None of the hundreds of oil spills from Texaco operations were adequately remediated.

It is estimated that over 20 years of operations in Ecuador, Texaco systematically dumped 18.5 billion gallons of toxic waste waters into open unlined pits (New York Times, 10/24/03), or directly into streams, rivers, or swamps although it was standard practice at the time in the United States to re-inject formation waters into the ground in the oil production process.

Texaco completed a limited cleanup of 207 of the 627 unlined toxic waste pits through an agreement with the Ecuadorian government in 1998. The baseline of this cleanup was set by an environmental audit conducted by a consultancy overseen by Texaco and Petroecuador, Ecuador's state oil company. Texaco did not address groundwater contamination in its remediation activities.

Evidence has emerged that challenges the adequacy of Texaco's environmental cleanup:

- Waste pits approved as "clean" contained hydrocarbon levels 50-500 times that permitted in the U.S.
- A 10/03 study by Petroecuador and Frente de Defensa de la Amazonia tested soil and water samples from 323 wells and 627 waste pools left over in camps operated by Texaco. It found hydrocarbon contamination exceeding levels set by Ecuadorian environmental law.
- The Petroecuador study also revealed the severe hydrocarbon contamination of five large wetland areas next to Texaco facilities.

Studies have linked Texaco's soil and water contamination to devastating health impacts on neighboring communities:

- A 1994 study conducted by the Center for Economic and Social Rights, found that water samples from drinking, bathing and fishing sources used by communities living near the contamination sites contained levels of PAHs up to 1,000 times greater than the U.S. Environmental Protection Agency's safety guidelines.
- A 2000 study by the London School of Hygiene and Tropical Medicine and Ecuadorian health authorities found eight types of cancer in San Carlos, a community near former Texaco wells, and that the incidences of these cancers are far exceed historical norms.
- According to the Petroecuador study, exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers.

BE IT RESOLVED: The shareholders request that ChevronTexaco's Board prepare a report on new initiatives instituted by management to address the specific health and environmental concerns of villagers living near unremediated waste pits and other sources of oil-related contamination in the area where Texaco operated in Ecuador.

Supporting Statement

In our view, Texaco's cleanup efforts were inadequate and our company has a continuing ethical obligation to redress the outstanding environment and health consequences of its activities in Ecuador. Negative publicity generated by this situation damages our credibility as an environmentally responsible corporate citizen and jeopardizes our ability to compete in the global marketplace.

Table of Contents

ChevronTexaco

Notice of the 2005 Annual Meeting and the 2005 Proxy Statement

STOCKHOLDER PROPOSAL TO REPORT ON ECUADOR

(Item 8 on the proxy form)

WHEREAS:

Between 1972 and 1992, Texaco and Petroecuador extracted over 1.4 billion barrels of oil from the Ecuadorian Amazon. As operator, Texaco designed, built and managed all exploration, extraction and transportation facilities.

During this time, an estimated 19 million gallons of oil were spilled from the trans-Ecuadorian pipeline, more than the *Exxon Valdez*. Texaco also systematically dumped an estimated 18.5 billion gallons of toxic wastewaters into open, unlined pits, waterways and wetlands. It was standard practice in the U.S. to re-inject such waters into the ground.

In 1998, Texaco completed a limited cleanup of 156 of the 627 unlined toxic waste pits through an agreement with the Ecuadorian government. Texaco and Petroecuador paid for and oversaw an environmental audit by an "independent" consultancy for whom full payment depended upon Texaco and Petroecuador's acceptance of their final report and environmental management plan.

Evidence has emerged challenging the adequacy of cleanup:

- A 10/03 study by Petroecuador and Frente de Defensa de la Amazonia tested soil and water samples from 323 wells and 627 waste pools left over in camps operated by Texaco. It found hydrocarbon contamination exceeding levels set by Ecuadorian environmental law, and revealed severe hydrocarbon contamination of five large wetland areas next to Texaco facilities.

- Waste pits designated "clean" contained hydrocarbon levels 50-500 times those permitted in the U.S.

- Groundwater contamination was not remediated.

Findings on the contamination's devastating health impacts on neighboring communities include:

- A 1994 study conducted by Ecuador's Center for Economic and Social Rights found that drinking, bathing and fishing water samples near contamination sites contained levels of polynuclear aromatic hydrocarbons (PAHs) 10-1,000 times greater than those considered acceptable by the U.S. Environmental Protection Agency.

- According to the Petroecuador study, exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers.

- A 1999 study by the London School of Hygiene and Tropical Medicine and Ecuadorian health authorities found eight types of cancer in San Carlos, a community near former Texaco wells, far exceeding historical incidence rates.

- A 2004 study published in the *International Journal of Occupational and Environmental Health* found that children under 15 are three times more likely to contract leukemia in the area where Texaco operated than in other Amazonian provinces. The risk of cancer is highest among children younger than four.

RESOLVED: The shareholders request that the Board of Directors prepare a report on new initiatives by management to address the specific health and environmental concerns of communities affected by unremediated waste and other sources of oil-related contamination in the area where Texaco operated in Ecuador.

SUPPORTING STATEMENT

In our view, Texaco has a continuing ethical obligation to redress the environment and health consequences of its activities in Ecuador. Negative publicity generated by this situation damages our credibility as an environmentally responsible corporate citizen and jeopardizes our ability to compete in the global marketplace.

ATTACHMENT C

From: Leila Salazar [mailto:leila@amazonwatch.org]
Sent: Tuesday, November 25, 2003 4:56 PM
To: Shareholder/SRI Contacts; mls@n-h-i.org; anne.blackshaw@sen.ca.gov; annabella_blue@yahoo.com; rrosoff@igc.org; zwhitcomb@aiusa.org; folagbaj@aiusa.org
Cc: atossa soltani; shannon wright; kevin koenig; steven donziger; zquante@igc.org
Subject: Notes from Conference Call on ChevronTexaco in Ecuador and filing shareholder resolution...

Thank you to those of you who participated in the briefing and discussion on the ChevronTexaco Lawsuit for Pollution in the Ecuadorian Amazon with attorney Steven Doniziger, Human Rights Defender Bianca Jagger and Amazon Watch. Thank you for your participation and your feedback. We look forward to working together to hold ChevronTexaco accountable.

(For those of you not able to participate, below are some points of discussion and next steps.)

11-25-03 Conference Call on ChevronTexaco Resolution Notes:

Participants:
Amazon Watch staff (Atossa Soltani and Leila Salazar)
Steven Donziger, Attorney for people affected by ChevronTexaco in Ecuador
Bianca Jagger, International Human Rights Defender
Shelley Alpern, Trillium Investments
Gary Browse, ICCR
Stu Dalheim, Calvert Asset Management Company
Michelle Leighton, Natural Heritage Institute & CA Right to Know Campaign
Zafra Whitcomb, Business & Human Rights :: Amnesty International USA
Linda Roberts, Rockefeller and Company
Jennifer Coulson, Ethical Funds, Inc.
Allison B, Scudder Investments (Deutsche Asset Management)

-Amazon Watch GOALS for filing resolution by the Dec 17th deadline:
1. To establish an avenue to be present at this years shareholder meeting
2. To educate shareholders and investors
3. To build internal pressure at ChevronTexaco

-AW is interested in filing a resolution specifically focusing on ChevronTexaco's toxic legacy in the Ecuadorian Amazon. We need assistance in drafting this.

-Shelley Alpern, with Trillium Investments, expressed interest in filing the resolution. (Harrington Investments is interested in co-filing as well.)

A conference call will be scheduled for next week to discuss the language of the resolution. *If you are interested in participating, please let Leila Salazar know.

-AW is also interested in reaching out to Top Shareholders to Divest from the company (ie...Capital, Barclays, State Street, Fidelity), as well as the New York and California State Pension Funds.

-Michelle Leighton, with the Natural Heritage Institute and the California Right to Know Campaign, said that she would pass along information to Senator Figueroa and State Treasurer Phil Angelides.

-Stu Dalheim, with Calvert Asset Management Company, expressed interest in writing a letter of concern to Barclays.

-Gary Browse, with ICCR, expressed interest in sharing information on this campaign/case with a student organization at Columbia University interested in targeting ChevronTexaco. He also requested further information.

Many of you expressed interest in receiving more information. Background information on the case/campaign, Frequently Asked Questions, Newsclips and a video is on AmazonWatch's website at www.amazonwatch.org. You can also find more information at: www.witness.org and www.texacorainforest.org

If you would like us to send you printed information, press clips, photos and video documentation, please be sure to send your address to leila@amazonwatch.org

Thanks again for your participation and interest!
Have a happy thanksgiving!

Sincerely,

Amazon Watch Staff
Atossa Soltani, Founder and Executive Director
Shannon Wright, Associate Director
Leila Salazar, Clean Up Ecuador Organizer
Kevin Koenig, Amazon Oil Campaigner

Amazon Watch
1 Haight St, Suite B
San Francisco, CA 94102
Tel: 415-487-9600
Fax: 415-863-4650
www.amazonwatch.org

www.chevrontoxico.org/com

Amazon Watch works with indigenous and environmental organizations in the Amazon Basin to defend the environment and advance indigenous peoples' rights in the face of large-scale industrial development-oil & gas pipelines, power lines, roads, and other mega-projects.

The Environmental Trial of the Century

30,000 Ecuadorians v. ChevronTexaco Presents Test Case For New Model of Environmental Litigation

Judicial Inspections of 627 Toxic Waste Pits to Begin In Early December; Clean Up Costs At Least $5 Billion

The case, Aguinda v. ChevronTexaco, is widely viewed as one of the most important globalization and environmental legal cases today. Brought by the Front for the Defense of the Amazon, a local group of indigenous and campesino communities in the affected region, the case is the first in Latin America where a multinational oil company has been forced by law to accept the jurisdiction of a host country court with ecological damages of great magnitude, and it has the potential to hold ChevronTexaco accountable for billions of dollars in clean-up costs.

The company is accused of systematically dumping millions of gallons of toxic wastewater directly into rivers, streams, and 627 unlined waste pits over the course of two decades of operations. Rates of cancer and disease in the affected areas are skyrocketing, and thousands of people are forced to drink contaminated water from natural sources (there is no running water) that contain levels of toxins hundreds of times greater that that permitted by the EPA. Several indigenous groups living in the region have seen their populations decimated. An environmental remediation expert, Dave Russell, says that the ecological devastation is second only to that of Chernobyl and would cost a minimum of $5 billion to clean up. This is the first time an oil company is on trial in a Third World country with a court order from the U.S. forcing it to accept whatever judgment is imposed. The trial started Oct. 21 and the first phase ended Oct. 29. Judicial inspections of the toxic sites begin in early December, and a decision is expected within six to nine months.

Lawyers representing 30,000 indigenous and campesino people of the Ecuadorian rainforest originally filed the suit in 1993 as a class action in U.S. Federal Court, using the Alien Tort Claims Act as one of several bases for jurisdiction. The lawyers advanced the novel argument that the environmental contamination was so widespread, and the intent of the company to systematically dump so clear, that the actions of Texaco violated the law of nations. After ten years of legal maneuvering, the U.S. Court of Appeals for the Second Circuit ruled that Ecuador s judicial system should have primary jurisdiction for the case and that the Ecuadorian court s decision and potential judgment would be enforceable in the U.S. Because of the U.S. court s continued involvement, this is a unique multi-jurisdictional case that transcends national boundaries and which could serve as a new model for environmental litigation in the Developing World.

ATTACHMENT D

Reminder: Investor Delegation to the Ecuadorian Amazon
March 5-12, 2005
Deadline to Apply: February 11, 2005

2005-02-04
For more information: Kevin Koenig, kevin@amazonwatch.org or
Leila Salazar, leila@amazonwatch.org
Investor Delegation to the Ecuadorian Amazon
March 5-12, 2005*
Deadline to Apply: February 11, 2005

ChevronTexaco and Burlington Resources investors and research analysts are invited to participate in a fact-finding delegation to the Ecuadorian Amazon from March 5-12, 2005 to have a first-hand opportunity to learn more about two of the most controversial projects in the Amazon: ChevronTexaco's former operations in the northern Ecuadorian Amazon and Burlington's proposed exploration in the pristine rainforest in southern Ecuador. Amazon Watch will be coordinating the delegation.

Here's what past participants said:

I'm not sure I can adequately describe how much our delegation's visit to Ecuador in March 2004 helped me to understand the circumstances surrounding the ChevronTexaco lawsuit or the impact, in general, of fossil fuel extraction in fragile ecosystems. The scale of the ecological damage, the health impacts, the economic realities and the political overlay were all right before us and the access we had to policy makers, healthcare workers, scientists, advocates, and the affected people enabled us to ask hundreds of questions and connect all the dots of information we were getting. It was an intense, amazing, educational and rewarding week.

-Shelley Alpern
Assistant Vice President
Trillium Asset Management

Representing the New York State Common Retirement Fund, a large long-term shareholder of ChevronTexaco, I participated in the tour sponsored by Amazon Watch last March. It was very valuable in collecting information on the Ecuador situation with regard to the past Texaco operations and the current legal action pending there against ChevronTexaco for alleged environmental misconduct. Not only was I able to meet with community members involved in the law suit, but also the Judge on the case, Ecuadorian government officials and a U.S. Embassy representative.

-Julie Gresham
Director of Corporate Governance
Office of the New York State Comptroller

The estimated cost of the trip is $2,200 including airfare. Final cost is dependent on the number of participants and the final trip itinerary (ie...the final cost may be less.) A $500 deposit is due with application.

Application Deadline is February 11, 2005. Request Application from Amazon Watch.

If you may be interested in participating in the delegation and/or would like additional information on the shareholder resolutions recently filed with ChevronTexaco and Burlington, please contact us at 415-487-9600 or see www.amazonwatch.org. Thank you for your interest.

Sincerely,

Kevin Koenig, Northern Amazon Program Coordinator
Kevin@amazonwatch.org

Leila Salazar, Clean Up Ecuador Organizer
leila@amazonwatch.org

*The delegation is currently scheduled for March 5-12, 2005.
Final dates will be confirmed with participants.

December 14, 2004

Dear Concerned Investor:

We are writing to invite you to participate in an investor fact-finding delegation to the Ecuadorian Amazon in early March 2005*. This delegation will provide investors with an incredible, first hand opportunity to look at two of the most controversial oil projects in the Amazon that are creating financial risks for the companies involved, Burlington Resources and ChevronTexaco. It will also give investors critical insight on the growing debate over free and prior informed consent for local communities, and the importance for companies to develop meaningful Indigenous Rights Policies. Several institutional investors are already registered for the delegation, and we encourage you to consider participating in this important trip.

The delegation will begin with a tour of Ecuador's northern rainforests, the site of Texaco's (now ChevronTexaco) former operations and basis of the multi-billion dollar lawsuit against the corporation for environmental damage during its 20-year tenure in the country. Our visit will coincide with judicial inspections of ChevronTexaco's toxic waste pits currently being carried out as part of the landmark trial. In March 2004, representatives from Trillium Assets Management, the New York State Common Retirement Fund and two religious investors participated in a delegation to this region. As a result of their trip, they have filed a resolution to ChevronTexaco, along with Amnesty International, asking the company to disclose more information on the lasting impacts of their operations in the Amazon. The resolution is available through Trillium Assets Management (www.trilliuminvest.com). It is also on our website at www.amazonwatch.org/view_news.php.id=868

Following the trip to the north, participants will then visit the site of Burlington Resources planned oil operations in oil blocks 23 and 24, which have become a center point of international controversy that could affect your investment. Both blocks fall within the remote rainforest territories of the Shuar, Achuar, and Kichwa indigenous peoples, whose opposition to Burlington's oil drilling plans have paralyzed the projects for years.

The controversy has been profiled in major media over the last year, including the New York Times, Reuters, AP, Houston Chronicle, and San Francisco Chronicle. The issue has also provoked legal challenges in Ecuador, as well as complaints before the Organization of American States International Human Rights Court that were ruled upon in favor of the indigenous peoples. A resolution to Burlington Resources requesting sustainability reporting has also been filed this year, and is available through Boston Common (www.bostoncommonasset.com).

Through this delegation, investors will have the opportunity to meet in person with a variety of stakeholders involved in this conflict facing Burlington including: Ecuadorian government officials, regional and national indigenous organizations, and local indigenous federations whose territory and cultures will be directly impacted by the company's planned operations.

This investor delegation is organized by Amazon Watch, a non-profit organization that works to defend the environment and rights of indigenous peoples of the Amazon Basin. While we work in direct support of the communities affected by Burlington Resources and ChevronTexaco, this fact finding delegation is designed to provide investors with the opportunity to speak with a full range of stakeholders and visit the sites in question directly so that you can form your own opinion as to what, if any, action the corporation(s) should take to remedy the situation(s) in Ecuador.

As these controversies escalate and become greater liabilities for Burlington and ChevronTexaco, a first hand experience of these projects and their on-the-ground realities is invaluable. Shareholder resolutions are being filed this year in relation to these issues, and participating in the delegation will provide investors with an in-depth look at these problem projects that continue to impact both companies. Even if you do not hold stock in Burlington Resources or ChevronTexaco, this delegation will expose you to some of the flagship issues of corporate responsibility increasingly raised in boardrooms and shareholder meetings.

Additional information about the oil projects in the Ecuadorian Amazon can be sent to you, including a 10-minute DVD produced by Amazon Watch.

The estimated cost of the trip is $2,200 including airfare. Final cost is dependent on the number of participants and the final trip itinerary (ie...the final cost may be less.)

If you may be interested in participating or would like additional information, please contact us at 415-487-9600. Thank you for your interest.

Sincerely,

Kevin Koenig
Northern Amazon Program Coordinator

Leila Salazar
Clean Up Ecuador Organizer

ATTACHMENT E


defending the amazon.
AMAZON WATCH

Newsroom

Press Release

Amnesty International, New York State Common Retirement Fund, Trillium Asset Management

FOR IMMEDIATE RELEASE -- MEDIA ADVISORY **2005-12-02**

Shelley Alpern, Director of Social Research & Advocacy:
(617) 292-8026, X 248
Julie Gresham, New York State Common Retirement System: (212) 681-4480
Mila Rosenthal, Amnesty International USA, (212) 633-4196

Chevron Shareholders Submit Resolution Addressing Resolution Addressing Ecuadorian Contamination Controversy


© Murray Coope

For the third year in a row, Chevron Corporation shareholders have submitted a resolution on Texaco's toxic legacy in Ecuador. This year, the resolution calls on the company to report the total costs relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador.

The shareholder proposal was filed by Trillium Asset Management, a Boston-based socially responsible investment firm that manages more than $900 million in assets for individual and institutional clients. In a sign of increasing awareness of the financial implications for investors of the Ecuadorian situation, the New York State Common Retirement Fund, holding 10.2 million shares in Chevron currently worth more than $603 million, has also joined the filing. Amnesty International USA, the American section of the world's largest membership-based human rights organization, and Boston Common Asset Management, LLC, on behalf of its client Brethren Benefit Trust, Inc. co-filed the proposal.

The resolution expresses concern by shareholders that Chevron is addressing issues in the Amazon as a public relations problem rather than a serious health and environmental problem. They believe this damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes the ability of the company to compete in the global marketplace, and may lead to significant financial costs.

The problem is rooted in a Texaco-Petroecuador joint venture that extracted more than 1.4 billion barrels of oil from the Ecuadorian Amazon between 1972 and 1992. As operator, Texaco designed, built and managed all exploration, extraction and transportation facilities. During this time, the trans-Ecuadorian pipeline spilled an estimated 19 million gallons of oil, and disposed of an estimated 18.5 billion gallons of toxic wastewaters into open, unlined pits, waterways and wetlands.

In 1998, Texaco completed a cleanup of 156 of the 627 unlined toxic waste pits pursuant to a controversial agreement with the Ecuadorian government. Groundwater contamination, however, was not remediated, and the adequacy of the cleanup is being challenged in a third-party, class-action lawsuit in Ecuador representing 30,000 plaintiffs seeking billions of dollars of additional remediation. Evidence gathered by both sides is showing total hydrocarbon soil contamination that greatly exceeds thresholds set by Ecuador and the United States. A final ruling is not expected for at least two years.

"We're not convinced that Chevron's mitigation activities have been sufficient to insulate the company from further liability that could damage share value. Nearly twice as much oil was spilled in the Ecuadorian rainforest by Chevron and its partner than the amount that flowed from the Exxon Valdez," said Shelley Alpern, Director of Social Research and Advocacy at Trillium.

Independent studies of the contamination's health impacts on neighboring communities have found that exposure to and consumption of the contaminated waters has led to numerous types of infections and cancers, far exceeding historical incidence rates, and that children under 15 are three times more likely to contract leukemia in the area where Texaco operated than in other Amazonian provinces. In the Spring edition of the International Journal of Occupational and Environmental Health, 61 physicians and public health researchers from around the world signed a statement excoriating Chevron for buying full-page ads in Ecuador's major newspapers, in which paid scientific consultants cast doubts on studies linking oil development to adverse health effects in the Amazon.

"Amnesty International is deeply concerned about ongoing abuses in Ecuador. Oil development in the Amazon rainforest has posed a serious danger to human rights, including people's right to life, health, livelihood, and a safe environment," said Mila Rosenthal, Director of the Business and Human Rights Program for Amnesty International USA. "We are mobilizing Amnesty International members across the United States to support this resolution through the shares owned in their own investments, by their employers, their state and local funds, and their universities to ensure the affected communities get the attention they deserve from Chevron's management."

A similar resolution received 9% of votes cast by shareholders in 2004 and 2005. Since last year's vote, articles about the contamination in Ecuador, and the pending lawsuit, have appeared in prominent papers such as the New York Times and the Wall Street Journal. Yet in numerous press releases, Chevron has categorically denied that the contamination that remains from Texaco's drilling poses any risk to human health or the environment.

"Chevron Corporation's reputation continues to be questioned because of the ongoing environmental problems in the Amazon. This is a company that depends on the hospitality of and good faith business arrangements with the international community. Each day this environmental and health crisis continues, Chevron risks its ability to be welcomed by other countries for future business opportunities. After more than a decade of being entangled in this controversy, Chevron should to re-examine how it has been handling the situation," said Alan Hevesi, Comptroller of New York State and sole trustee of the second largest public pension fund in the United States. A representative from Mr. Hevesi's office toured the affected areas last year as part of an investor delegation arranged by the indigenous advocacy group Amazon Watch.

ATTACHMENT F

Ecuador Home
Background
Press Releases & Statements
Environmental Claims
Health Claims
Remediation
> Photography
Legal Proceedings

English Español

Remediation

Texaco Petroleum Company (a subsidiary of Texaco) operated as a minority partner in a government-owned oil consortium in Ecuador. Petroecuador, the state oil company of Ecuador, was the majority partner. Texaco Petroleum's involvement in the project was governed by a concession agreement. All activities were conducted with the oversight and approval of the government of Ecuador.

Throughout the world, ChevronTexaco and its subsidiary employees work hard to prevent oil spills. However, they sometimes do occur. For example, in 1987 a devastating earthquake hit Ecuador and the Trans-Ecuadorian Pipeline was damaged. Texaco Petroleum responded quickly and effectively to all spills. At the end of the concession agreement, two audits were conducted to address the impact of the consortium operations on the soil, water and air, and assess compliance with environmental laws, regulations and generally accepted operating practices. Such audits are part of our standard operating procedures. The two internationally recognized consulting firms that conducted the audits were AGRA Earth & Environmental Ltd. (formerly HBT AGRA Ltd.) and Fugro-McClelland (FM). Each independently concluded that Texaco Petroleum acted responsibly and that there is no lasting or significant environmental impact from the former consortium operations.

Additionally, Texaco Petroleum conducted a comprehensive remediation program in which producing wells and pits formerly utilized by Texaco Petroleum were closed, produced water systems were modified, cleared lands were replanted, and contaminated soil remediated. All activities were inspected and certified by the Ecuadorian government. Texaco Petroleum also funded social and health programs throughout the region of operations, such as medical dispensaries and sewage and potable water systems.

The $40 million remediation program began in 1995 and was completed in late summer 1998. On September 30, 1998, after reviewing and certifying each site, Ecuador's Minister of Energy and Mines, The President of Petroecuador and the General Manager of Petroproduccion signed the Final Release of Claims and Delivery of Equipment. This document finalizes the Government of Ecuador's approval of Texaco Petroleum's environmental remediation work and further states that Texaco Petroleum fully complied with all obligations established in the remediation agreement signed in 1995.

For the past twelve years Petroecuador has continued to operate the oil fields in the former concession area today and accepted responsibility for the remaining sites.

^ Back to top

Ecuador Judicial Site Inspections
For information about the inspection process and Texaco's remediation effort, visit the Site Inspections Web Site.

Related Links
> 4 May 1995 Contract for Implementing Remedial Work (PDF, 44k)
> 30 Sep 1998 Final Release of Claims (PDF, 20k)

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 5, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Chevron Corporation

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by Susan Goldman, acting through Trillium Asset Management, and The Brethren Benefit Trust, acting through Boston Asset Management LLC, (who are hereinafter referred to collectively as the "Proponents"), each of whom is the beneficial owner of shares of common stock of Chevron Corporation (hereinafter referred to either as "Chevron" or the "Company"), and who, together with Amnesty International USA and the New York State Common Retirement Fund, have jointly submitted a shareholder proposal to Chevron, to respond to the letter dated December 29, 2005, sent to the Securities & Exchange Commission by the Company, in which Chevron contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(a(i)(7), 14a-8(i)(10) and 14a-8(i)(4).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Chevron's year 2006 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal requests the Company to report to its shareholders on certain aspects of its exploration activities in Ecuador, in particular information about two categories of expenses: (i) First category: annual expenditures in certain specified categories and (ii) Second category: remediation expenses.

RULE 14a-8(i)(10)

The Company concedes that it has not provided any data whatsoever with respect to the expenses requested in the First category noted above. Therefore, at most, the Company has provided only 50% of the information requested. Consequently, under no possible construction of the English language can Chevron be deemed to have "substantially implemented" the Proponents' shareholder proposal. See, e.g., *Lifeline Systems, Inc.* (April 6, 2000).

RULE 14a-8(i)(4)

The Proponents are shocked that Chevron has a copy of a private email communication which appears as Attachment C to the Company's no-action letter request. The Proponents therefore demand, prior to the Staff giving any weight whatever to the contents of that email, that the Staff as well as the Proponents receive an affidavit from Chevron that the email was not obtained in violation of 18 U.S.C. 2511 which makes it a crime to intercept any wire or electronic communication. In this connection, we draw the attention of the Staff to 18 U.S.C. 2515 which prohibits every agency of the United States from considering any portion of such intercepted communication in any hearing or other proceeding.

Even if the Company supplies evidence that the email was not illegally obtained, that email has no probative value in establishing that the Proponents' shareholder proposal is the result of a personal grievance.

In order for the Company to show that the proposal is can be excluded by virtue of Rule 14a-8(i)(4), it has the *burden of proof* of establishing that each any every one of the shareholder proponents was attempting to "redress [its own] personal claim or grievance" or that the proposal was "designed to result in a benefit to [the proponent] or to further a personal interest which is not shared by the other shareholders". The Company has not provided one scintilla of evidence that either Susan Goldman or The Brethren Benefit Trust was attempting to redress any personal grievance. The only evidence that Amnesty International USA is pursuing a personal grievance is that an employee listened in on a conference call on November 25, 2003 on which a plaintiff's lawyer described the allegations in a lawsuit. The only evidence that the New York State Common Retirement Fund is pursuing a personal grievance is that one of the employees of the New York State Comptroller's Office participated in a fact-finding trip to Ecuador sponsored by Amazon Watch. We note that according to the Company's 2004 Corporate Responsibility Report, Chevron maintains "a regularly updated Web site in English and Spanish at www.texaco.com/ecuador". That Web site devotes about 20 pages (not including additional web links) to giving the Company's side of the litigation. Any conscientious shareholder would wish to hear the contentions of both sides in order to evaluate whether the litigation had merit and whether it posed any financial or reputational risk for the Company. Indeed, it may be the fiduciary duty of institutional shareholders to undertake that evaluation, which obviously involves hearing from both sides of a dispute. That was what Amnesty International USA did when it listened on the telephone to the lawyers for the plaintiffs describe their lawsuit. Surely the Company cannot seriously contend that any institution, such as Deutsche Asset Management, that had an employee on the conference call is in bed with the plaintiff and acting on their behalf. Similarly, the Company's Exhibit D shows that a representative of the New York State Comptroller's Office went on a fact-finding mission to Ecuador where the group visited not only the local communities involved but also the United States Embassy and representatives of the Ecuadorian government and judiciary. If such examinations of evidence leads a shareholder to conclude that the Company may be acting unfairly, unethically or has created enormous amounts of pollution, that conclusion does not thereby give rise to the shareholder having a personal grievance. Indeed, we believe that it is absurd on its face to allege that the New York State Common Retirement Fund was engaged in a personal grievance when it submitted the shareholder proposal. Tenuous as are the ties to any personal grievance on the part of either Amnesty International USA or the New York State Common Retirement Fund, Chevron has failed to make even that kind of wild, preposterous link between The Brethren Benefit Trust and a personal grievance.

As previously noted, shareholders can be expected to listen to both sides of a controversy before making up their minds. In this connection, I am told that Trillium Asset Management met with Chevron to discuss the Ecuador situation on April 15, 2004 and again (with other shareholders) on January 18, 2005. We submit that these conversations are no more probative of Trillium being "in close alignment" with Chevron with respect to the litigation than are the telephone conversation of November 23, 2003 or the trip to Ecuador in 2004 are probative of Trillium being "in close alignment" with the plaintiffs in the litigation.

It is of more than passing interest that the telephone conversation on which Chevron so heavily relies did not pertain to the shareholder proposal that was submitted this year by the Proponents and the two other shareholders, but took place in 2003 and that the shareholder proposal that was drafted at that time is not the one that is the subject of Chevron's no-action letter.

In addition, we note that three of the shareholder proponents are institutions, including a major church institution and the retirement plan for the State of New York.

Each such institution has its own Board of Directors (or equivalent) and internal process for deciding under what circumstances it will submit a shareholder proposal. We submit that it is absurd on its face to contend that such institutions are somehow involved in the personal grievance of some litigants. Rather, they have, rightly or wrongly, decided that the facts giving rise to the litigation give rise to an important policy issue for the Company.

Furthermore, the Company has failed to establish that even Amazon Watch was engaged somehow acting on a "personal grievance" rather than attempting, after an examination of all the known facts, to correct an environmental wrong. *A fortiori*, the shareholder proponents, such as the New York State Common Retirement Fund and The Brethren Benefit Trust, were acting out of concern to assure that people and the environment were being treated fairly and/or out of concern as to how the controversy might affect their investment.

The Company's claim that the proposal is the result of a personal grievance is based primarily on the perhaps illegally obtained email which (even if it reported the prior telephone conversation correctly, which is quite uncertain) purports to describe a telephone conversation at which Shelly Alpern is apparently alleged to have agreed to act, in connection with a different shareholder proposal, on behalf of Amazon Watch. However, even if this allegation were to be true the proper answer is *so what*. Amazon Watch had no "personal claim or grievance against the company" and was not planning to obtain any benefit other than promotion of the public good. The same is true of Trillium Asset Management's client, Susan Goldman. She had no "personal claim or grievance against the company" and was not planning to obtain any benefit other than promotion of the public and corporate good. And the remaining three shareholder proponents, the New York State Common Retirement Fund (which was not a participant in the telephone conversation), The Brethren Benefit Trust (which was not a participant in the telephone conversation, nor was its investment advisor, Boston Asset Management LLC) and Amnesty International USA are totally unconcerned with what Ms Alpern might or might not have said in the telephone conversation since they made their own independent decision to file the shareholder proposal.

Finally, we are unable to understand the probative value of the Company' Exhibit E. Although it appears on the Amazon Watch web site, it makes no reference to Amazon Watch and does not list anyone to contact at Amazon Watch for further information. Instead, it lists the shareholder proponents, and it reads much more as if it was issued by one or more of them and reproduced on the Amazon Watch web site. In any event, even if it is an Amazon Watch press release, it is merely reciting publicly available information and proves nothing about any relationship between the shareholder proponents and Amazon Watch. Furthermore, even if such a relationship existed, again we would ask *so what?* Since the Company has not shown that Amazon Watch has any relationship with the litigation or is engaged in anything other than public advocacy on behalf of causes that it believes are just.

In summary, contrary to the allegation made by the Company on page 3 of its letter, it has utterly failed to shown that the proponents are "working in close alignment with the plaintiffs in the litigation". Consequently, the shareholder proposal cannot be excluded from Chevron's proxy statement by virtue of Rule 14a-8(i)(4).

RULE 14a-8(i)(7)

An identically phrased resolution was found not to be excludable by virtue of Rule 14a-8(i)(7) in *General Electric Company* (February 2, 2004). Since the public policy issue of the pollution caused by toxic contamination from oil drilling is indistinguishable from the public policy issue of the pollution caused by toxic contamination by PCBs, there is no logical distinction between the two situations.

As far the Company's litigation strategy argument is concerned, the Staff has taken a much more limited approach to what can be excluded under the rubric of "litigation strategy". It is only those proposals that pertain to how and whether a registrant should defend, instigate or conduct legal matters that are subject to the ordinary business exclusion. The no-action letters cited by the Company are of this type. Since the Proponents' shareholder resolution does not pertain to how or whether Chevron should defend or conduct the Ecuadorian litigation, it does not impinge on litigation strategy.

As for the argument that the information requested goes beyond what is required to be disclosed by the federal Securities Laws, it proves too much, for were it to be accepted all disclosure resolutions would be excluded since, by definition, they ask for information that is not being disclosed by companies that are subject to the '34 Act.

Finally, the Proponents' shareholder proposal is not a "risk" proposal. The only reference to risk is in the Supporting Statement where the Proponents talk about "risk to human health and the environment" and that the issues constitute "a serious health and environmental problem". The only possible aspect of risk that is raised by the proposal is risk to the Company's reputation. That is not the type of risk that Staff Legal Bulletin 14C (June 28, 2005) refers to when it talks about excluding proposals that relate to asking issuers to "evaluate risk". In that context what is ordinary business is evaluating the "economic risk" (or benefit) to the registrant (Xcel) or the risk of creating liabilities . Reputational risk, even if the phrase uses the term "risk" is a totally different concept, unrelated to "internal assessments".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Christopher A. Butner, Esq.
Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated December 29, 2005

The proposal requests that the board of directors report Chevron's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser